Exhibit 99.1

LexinFintech Holdings Ltd. Announces Changes to Board of Directors

SHENZHEN, China, August 18, 2020 /GLOBE NEWSWIRE/ — LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumption and consumer finance platform for new generation consumers in China, today announced the appointment of Ms. Annabelle Yu Long to Lexin’s board of directors and the resignation of Mr. Min Xiao from his post as a director of the Company, both effective August 18, 2020. Ms. Long will also serve on Lexin’s audit committee, where she will replace Mr. Xiaoguang Wu, who will continue to serve as a director of the Company, a member of its compensation committee and the chairperson of its nominating and corporate governance committee.

Ms. Annabelle Yu Long currently serves as a member of Bertelsmann Group Management Committee, as the Chief Executive Officer of Bertelsmann China Corporate Center, and is the Founding and Managing Partner of Bertelsmann Asia Investments. Ms. Long also serves on the Board of Directors of Tapestry (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade), BitAuto (NYSE: BITA), and China Distance Education (NYSE: DL). She holds an MBA from the Stanford Graduate School of Business and a BSEE from the University of Electronic Science and Technology in China.

Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer stated “We are delighted to welcome Ms. Annabelle Yu Long to our board. Ms. Yu has a comprehensive understanding of our business and extensive experience in technology and consumer products, and will add greater diversity to our board. We look forward to working with her closely as we continue to expand and grow.”

“At the same time I would like to thank Mr. Min Xiao for his contributions to our board of directors,” continued Mr. Xiao. “Mr. Min Xiao has been a valuable member of the board and we look forward to continuing work together in the future.”

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumption and consumer finance platform for new generation consumers in China. The Company provides a range of services including financial technology services, membership benefits, and a point redemption system through its ecommerce platform Fenqile and membership platform Le Card. The Company works with financial institutions and brands both online and offline to provide a comprehensive consumption ecosystem catering to the needs of young professionals in China. Lexin utilizes advanced technologies such as big data, cloud computing and artificial intelligence throughout the Company’s services and operations, which include risk management, loan facilitation, and the near-instantaneous matching of users’ funding requests with offers from the Company’s many funding partners.

For more information, please visit http://ir.lexin.com

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For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.